VF 12-3-02

CM 11/27

02021664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 23351

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 21 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equishares Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Bemiston
(No. and Street)

Clayton (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Stern (314) 889-0602
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin Brown Gornstein
(Name — *if individual, state last, first, middle name*)

230 S. Bemiston (Address) St. Louis (City) Missouri (State) 63105 (Zip Code)

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

P

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Balk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equishares Corporation, as of September 30, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

NOTARY SEAL
BEVERLY J. MORANVILLE
Notary Public - STATE OF MISSOURI
ST. LOUIS COUNTY
My Commission Expires: Jan. 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUISHARES CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

Contents

RBG&CO.

Independent Auditors' Report

Equishares Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Equishares Corporation as of September 30, 2002 and 2001, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equishares Corporation as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

October 23, 2002

EQUISHARES CORPORATION

STATEMENT OF FINANCIAL CONDITION

Assets

	September 30, 2002	2001
Cash	$ 78,714	$ 79,649
Prepaid Income Taxes	664	664
Investments	46,100	46,100
	$ 125,478	$ 126,413

Liabilities And Stockholder's Equity

	2002	2001
Liabilities	$ —	$ —
Stockholder's Equity		
Common stock:		
Authorized 30,000 shares of $1 par value; issued and outstanding 30,000 shares	30,000	30,000
Additional paid-in capital	30,000	30,000
Retained earnings	65,478	66,413
Total Stockholder's Equity	125,478	126,413
	$ 125,478	$ 126,413

EQUISHARES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY
For The Years Ended September 30, 2002 And 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance - October 1, 2000	30,000	$ 30,000	$ 30,000	$ 37,696	$ 97,696
Net Income	—	—	—	28,717	28,717
Balance - September 30, 2001	30,000	30,000	30,000	66,413	126,413
Net Loss	—	—	—	(935)	(935)
Balance - September 30, 2002	30,000	$ 30,000	$ 30,000	$ 65,478	$ 125,478

EQUISHARES CORPORATION

STATEMENT OF INCOME

	For The Years Ended September 30,	
	2002	2001
Revenues	**$ —**	$ 72,000
Expenses		
Commission expense		36,000
Regulatory fees and expenses	**2,075**	2,305
Taxes and licenses	**95**	95
Other operating expenses	**3,121**	2,432
Total Expenses	**5,291**	40,832
Income (Loss) From Operations	**(5,291)**	31,168
Interest Income	**4,356**	4,240
Income (Loss) Before Provision For Income Taxes	**(935)**	35,408
Provision For Income Taxes	**—**	6,691
Net Income (Loss)	**$ (935)**	$ 28,717

EQUISHARES CORPORATION

STATEMENT OF CASH FLOWS

	For The Years Ended September 30, 2002	2001
Cash Flows From Operating Activities		
Net income (loss)	**$ (935)**	$ 28,717
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Change in assets and liabilities:		
Increase in prepaid income taxes	—	(309)
Net Cash Provided By (Used In) Operating Activities	**(935)**	28,408
Net Cash Used In Investing Activities		
Purchase of NASD stock warrants	—	(42,800)
Net Decrease In Cash	**(935)**	(14,392)
Cash - Beginning Of Year	**79,649**	94,041
Cash - End Of Year	**$ 78,714**	$ 79,649

1. Summary Of Significant Accounting Policies

Accounting Basis

The Company uses the accrual basis of accounting.

Estimates And Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investments

Investments consist of NASD shares and warrants and are recorded at cost.

2. Operations

Equishares Corporation (the Company) was incorporated on November 6, 1978 under the laws of the State of Missouri as a broker-dealer for real estate syndications.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002 and 2001, the Company had net capital of $78,714 and $79,649, which was $73,714 and $74,649 in excess of required net capital, respectively. The Company was also in compliance with the aggregate indebtedness ratio.

4. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the period.

5. Securities Investor Protection Corporation

The Company is a member of the Securities Investor Protection Corporation and has paid all annual fee assessments as required.

RBG&CO.

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Equishares Corporation
St. Louis, Missouri

We have audited the accompanying financial statements of Equishares Corporation as of and for the years ended September 30, 2002 and 2001, and have issued our report thereon dated October 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

October 23, 2002

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants / Business Consultants
230 South Bemiston Avenue
St. Louis, MO 63105

EQUISHARES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	September 30, 2002	September 30, 2001
Net Capital		
Total stockholder's equity	$ 125,478	$ 126,413
Deduct:		
Stockholder's equity not allowable for net capital	—	—
Total stockholder's equity qualified for net capital	125,478	126,413
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	—	—
Other deductions or allowable credits	—	—
Total capital and allowable subordinated liabilities	125,478	126,413
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	664	664
Investments	46,100	46,100
Other deductions and/or charges	—	—
Net capital before haircuts on securities positions	78,714	79,649
Haircuts on securities	—	—
Net Capital	$ 78,714	$ 79,649
Aggregate Indebtedness		
Liabilities from balance sheet	$ —	$ —
Computation Of Basic Net Capital Requirement		
Minimum net capital required	$ —	$ —
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above)	$ 5,000	$ 5,000
Excess net capital	$ 73,714	$ 74,649
Excess net capital at 1000%	$ 78,714	$ 79,649
Ratio of aggregate indebtedness to net capital	0 to 1	0 to 1

Reconciliation With Company's Computation

There are no material differences between the Company's computation and the computation above.

EQUISHARES CORPORATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3
September 30, 2002 And 2001

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities.

Therefore, the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information For Possession Or Control Requirements Under Rule 15c3-3" are inapplicable.

RBG &CO.

Independent Auditors' Report
On Internal Control

Board of Directors
Equishares Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements of Equishares Corporation for the year ended September 30, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Rubin, Brown, Gornstein & Co. LLP	230 South Bemiston Avenue St. Louis, MO 63105
Certified Public Accountants / Business Consultants	

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

Board of Directors
Equishares Corporation

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

October 23, 2002